Live Pacha, LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Live Pacha, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 18, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2024	2023
ASSETS		
Current Assets		
Cash and Cash Equivalents	381,269	131,389
Accounts Receivable	182,497	102,254
Other Receivable	-	39,665
Prepaid Expenses	32,714	3,075
Inventory	296,368	246,256
Other	9,360	-
Total Current Assets	902,208	522,639
Non-current Assets		
Equipment and Leasehold Improvements, net of Accumulated Depreciation	1,159,022	859,096
Right of Use Asset - Operating Lease, net of Accumulated Amortization	555,118	985,500
Security Deposits	16,500	16,500
Total Non-Current Assets	1,730,640	1,861,096
TOTAL ASSETS	2,632,849	2,383,735
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	280,634	320,724
Equipment Financing - Current Portion	104,922	56,314
Convertible Note - Current Portion	6,810	6,165
Revenue-based Financing	23,263	180,321
Notes Payable - Current Portion	60,941	-
Deferred Revenue	13,853	35,565
Sales Tax Payable	4,650	1,479
Short-term Lease Liability - Operating Lease	194,266	240,127
Accrued Expenses	2,114	-
Total Current Liabilities	691,453	840,696
Long-term Liabilities		
Equipment Financing	468,559	286,536
Convertible Note	186,056	192,866
Notes Payable	188,037	-
Long-term Lease Liability - Operating Lease	376,835	766,181
Total Long-Term Liabilities	1,219,486	1,245,582
TOTAL LIABILITIES	1,910,938	2,086,278
EQUITY		
Members' Capital, net of Offering Costs	4,459,561	2,871,153
Accumulated Deficit	(3,737,650)	(2,573,696)
Total Equity	721,911	297,457
TOTAL LIABILITIES AND EQUITY	2,632,849	2,383,735

Statement of Operations

	Year Ended December 31,	
	2024	2023
Revenue	4,087,889	2,085,137
Cost of Revenue	3,189,191	2,135,146
Gross Profit	898,699	(50,009)
Operating Expenses		
Advertising and Marketing	865,980	586,313
General and Administrative	404,313	162,931
Equity-based Compensation - Related Party	289,341	123,500
Commission Fees and Sales Expenses	364,776	138,863
Depreciation	61,449	32,442
Total Operating Expenses	1,985,858	1,044,048
Operating Income (loss)	(1,087,160)	(1,094,057)
Other Income		
Other	46,459	39,034
Total Other Income	46,459	39,034
Other Expense		
Interest Expense	95,115	26,292
Total Other Expense	95,115	61,262
Earnings Before Income Taxes	(1,135,816)	(1,116,285)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,135,816)	(1,116,285)

Statement of Changes in Member Equity

	Common Units	Preferred Units			
	# of Units	# of Units	Total Capital Contributions	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2023	732,362	-	1,543,751	(1,457,411)	1,630,090
Capital Contributions	80,370	117,766	1,188,816	-	1,188,816
Equity-based Compensation Expense	31,721	-	190,325	-	380,650
Offering Costs	-	-	(51,738)	-	(51,738)
Net Income (Loss)	-	-	-	(1,116,285)	(1,116,285)
Ending Balance 12/31/2023	844,452	117,766	2,871,154	(2,573,697)	297,457
Capital Contributions	93,361	57,658	1,299,066	-	1,299,066
Equity-based Compensation Expense	31,959	-	289,341	-	289,341
Prior Period Adjustment	-	-	-	(28,138)	(28,138)
Net Income (Loss)	-	-	-	(1,135,816)	(1,135,816)
Ending Balance 12/31/2024	969,772	175,424	4,459,561	(3,737,650)	721,911

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,135,816)	(1,116,285)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	61,449	32,442
Equity-based Compensation Expense	289,341	190,325
Operating Lease Expense	(4,825)	8,143
Loss on Disposal of Assets	-	25,826
Changes in Operating Assets and Liabilities:		
Accounts Payable and Accrued Expenses	(37,977)	214,576
Inventory	(50,112)	(209,710)
Accounts Receivable	(80,243)	(90,375)
Prepaid Expenses	(29,639)	19,260
Deferred Revenue	(21,712)	7,226
Other	5,339	(38,187)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	131,620	159,527
Net Cash provided by (used in) Operating Activities	(1,004,196)	(956,759)
INVESTING ACTIVITIES		
Equipment & Leasehold Improvements	(361,375)	(884,471)
Net Cash provided by (used by) Investing Activities	(361,375)	(884,471)
FINANCING ACTIVITIES		
Proceeds from Equipment Financing, net of Repayments	230,631	342,850
Proceesds from/(Repayments of) Revenue-based Financing	(157,058)	180,321
Proceeds from Notes Payable	248,978	-
Proceeds from/(Repayments of) Convertible Notes	(6,165)	199,031
Proceeds from Member's Equity	1,299,066	1,137,078
Net Cash provided by (used in) Financing Activities	1,615,452	1,859,280
Cash at the beginning of period	131,389	113,339
Net Cash increase (decrease) for period	249,882	18,050
Cash at end of period	381,270	131,389

Live Pacha, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Live Pacha, LLC ("the Company") was formed in California on June 4th, 2020. The Company earns revenue manufacturing and selling bread to grocery stores and direct-to-consumers throughout the United States. The Company's headquarters is in Vista, CA.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital and capital for equipment purchases.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of its packaged bread product. When selling Direct-to-Consumer, payment is made prior to shipping the product. When selling to Wholesale, the customer pays Net 15. When selling to Distributors, the customer pays Net 30 with 2% Net 10, meaning that the customer is given a 2% discount for paying within 10 days. Revenue is recognized at the time of shipment. All shipping revenue is separately billed and strictly related to the Company's Direct-to-Consumer income. Under ASC 605-45, these shipping charges must be reported as revenue, and netting them against their corresponding shipping fees within cost of revenue is not permitted. The Company's performance obligation in relation to this revenue is the arrangement of shipping services to be provided to the customer. Revenue is recognized at the time of shipment at which point performance obligations become satisfied. A summary of the Company's revenue by each segment is provided below:

Revenue Type	2024	2023
Direct to Consumer	1,559,881	1,093,537
Distributors	1,616,963	338,945
Wholesale	16,078	27,977
Shipping	894,968	624,678
Grand Total	**4,087,889**	**2,085,137**

In 2024, the Company had deferred revenues of $13,853 due to a short delay between the time cash was received and when the Company shipped products directly to consumers; any deferred amount is cleared each week.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Equipment	5 – 15	1,161,446	(59,246)	-	1,102,200
Grand Total	**-**	**1,161,446**	**(59,246)**	**-**	**1,102,200**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Other Receivable

In December 2023, the Company's credit card incurred a fraudulent charge in the amount of $39,665 which was ultimately refunded in February 2024.

Inventory

The Company's inventory consists of finished goods, ingredients, baking pans, and packaging materials. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is provided below:

Inventory Type	**2024**	**2023**
Finished Goods	57,320	98,975
Ingredients	80,436	63,750
Baking Pans	34,742	25,078
Work-In-Process	5,464	-
Packaging Materials	118,407	58,453
Grand Total	**296,368**	**246,256**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In June 2020, the Company's management approved and instituted a Sweat Equity Plan ("the Plan") for the purposes of issuing equity to the Company's members and managers in lieu of wages. Common Units are issued on a monthly basis utilizing the total hours of services provided by a member or manager during the applicable period, and dividing that amount by the value of one membership unit established by the most-recent equity financing event, which has ranged from $0.50 at the time of this Plan's inception, to $8.50 as of December 31, 2024. Furthermore, these units vest immediately upon issuance. The Company incurred total equity-based compensation expense of $289,341 as of December 31, 2024.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's Common Units issued as compensation:

	Nonvested Shares	**Weighted Average Fair Value**
Nonvested shares, December 31, 2023	-	$-
Granted	31,959	$8.50
Vested	(31,959)	$8.50
Forfeited	-	$-
Nonvested shares, December 31, 2024	-	$-

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2024, the Company issued 31,959 Common Units at a value of approximately $8.5 per unit to related parties resulting in a total equity-based compensation expense of $289,341.

In 2023, the Company's CEO and shareholder received compensation of $78,000 in the form of equity issuances. This equates to 13,000 Common Units each year based on their value of $6.00 per unit.

In 2023, the Company's Director of Marketing and shareholder received compensation of $45,500 in the form of equity issuances. This equates to 7,583 Common Units each year based on their value of $6.00 per unit.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception.

In July 2021, the Company entered into an operating lease agreement for approximately 10,000 square feet of commercial space. The lease commenced in September 2021 and will terminate in October 2024. The lease agreement called for a security deposit of $16,500 and monthly payments that shall escalate over the life of the lease from $16,500 to $17,261 during the final 12 months of the initial term. A flat fee of $5,400 for operating expenses is included in addition to these escalating monthly payments. The Company's management intends to exercise its three (3) one-year extensions that will commence in September 2024 with escalating monthly payments starting at $17,757 and ending at $18,838 during the final 12 months till the third extension's termination date in October 2027. The fixed monthly operating expense of $5,400 will remain in effect during these extended periods. Because the leased facility is entirely associated with the production of the Company's product, all lease payments have been included within Cost of Revenue on the Statement of Operations as of both year ends. A summary of the Company's operating lease is provided below:

FASB ASC 842 Footnote

	Year Ending December 31, 2024
Lease expense	
Operating lease expense	694,643
Other Information	
Operating cash flows from operating leases	678,660
ROU assets obtained in exchange for new operating lease liabilities	1,122,568
Weighted-average remaining lease term in years for operating leases	2.75
Weighted-average discount rate for operating leases	4.50%
Maturity Analysis	**Operating**
2025-12	215,216
2026-12	221,672
2027-12	169,542
2028-12	-
2029-12	-
Thereafter	-
Total undiscounted cash flows	606,430
Less: present value discount	(35,329)
Total lease liabilities	571,101

Leasehold Improvements

In 2023, the Company made leasehold improvements to its commercial space in the total amount of $86,094. Such improvements are depreciated over the lesser of (i) a 15-year period, or (ii) the remaining term of the lease period. Because the Company's management intends to exercise its three (3) one-year extensions terminating in October 2027, these leasehold improvements are being depreciated over a period of 4 years. A summary of the Company's leasehold improvements is provided below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Leasehold Improvements	4	86,094	(29,271)	-	56,823
Grand Total	**-**	**86,094**	**(29,271)**	**-**	**56,823**

NOTE 5 – LIABILITIES AND DEBT

Convertible Note – In October 2023, the Company entered into a convertible note agreement for the purposes of funding operations. The interest on the note was 10.00%. The Company is to make monthly payments of principal and interest until this note's maturity in 15 years. Prior to maturity, the holder has the right to convert this note into the Company's Common Units by taking the outstanding principal balance plus any accrued and unpaid interest, and dividing it by the lower of (i) $6 per membership unit, and (ii) the price-per-unit of the most recent equity financing event. Such a conversion will automatically occur during a change of control event. The Company has remained current on all monthly payments, resulting in no accrued interest and a total ending balance of $192,866 as of December 31, 2024. The holder has yet to exercise any rights of conversion.

Revenue-based Financing – In December 2023, the Company entered into a working capital loan agreement for $175,000 with a fixed fee of $15,750 and remittance rate of 14.00% applied towards applicable receivables until a total of $190,750 is repaid. This loan is secured by the Company's sales receivables and has an expected maturity date within 289 days. The total ending balance of this loan was $180,321 as of December 31, 2023. This loan was repaid in 2024. In 2024, the Company entered into a working capital loan agreement for $170,000, with a fixed finance charge of $15,300, resulting in a total repayment obligation of $185,300. Daily payments representing 13% of the Company's gross daily sales will be remitted until the total repayment amount is satisfied. The loan is secured by the Company's future sales receivables and is estimated to be repaid over 296 days, based on projected sales volume. The total ending balance of this loan was $23,263 as of December 31, 2024.

In 2024, the Company entered into a revenue-based financing agreement for $76,000, with a fixed loan fee of $7,615, resulting in a total repayment obligation of $83,615. The Company agreed to remit 30% of its receivables until the total payment amount was satisfied, with a minimum required payment of $8,361 every 90 days. The loan was fully repaid during the year ended December 31, 2024.

Equipment Financing

In June 2023, the Company entered into a loan agreement for $9,022 with an interest rate of 14.94% and a maturity date of May 2026. This loan is secured by Reverse Osmosis System. Monthly payments of $312.55 are required. The balance of this loan was $4,761 as of December 31, 2024.

In June 2023, the Company entered into a loan agreement for $200,833 with an interest rate of 8.75% and a maturity date of May 2029. This loan is secured by a Talsa Bowl Cutter Chopper Equipment. Monthly payments of $3,634 are required. The balance of this loan was $159,267 as of December 31, 2024.

In 2024, the Company entered into an equipment finance agreement for the purchase of equipment, inventory, and related assets totaling $287,190. The agreement includes a fixed interest rate of 8.74% per annum and is secured by the financed equipment, including a custom flattening press, Emplex horizontal band sealer, and automatic bag closer. The payment schedule consists of 69 monthly payments of $5,421, following an initial payment of $99. The Company has granted a security interest in the financed equipment and related assets under the Uniform Commercial Code. The

agreement is non-cancellable and includes standard provisions for default and prepayment. The balance of the loan was $287,190 as of December 31st, 2024.

In June 2023, the Company entered into a loan agreement for $63,738 with an interest rate of 14.89% and a maturity date of May 2028. This loan is secured by Unifiller Multistation with external product pump Equipment. Monthly payments of $1,497 are required. The balance of this loan was $50,037 as of December 31, 2024.

In June 2023, the Company entered into a loan agreement for $82,000 with an interest rate of 13.42% and a maturity date of May 2028. This loan is secured by Kason Vibroscreen Equipment. Monthly payments of $1,876 are required. The balance of this loan was $61,597 as of December 31, 2024.

In July 2023, the Company entered into a loan agreement for $13,677 with an interest rate of 15.75% and a maturity date of June 2028. Monthly payments of $331 are required. The balance of this loan was $10,628 as of December 31, 2024.

Notes Payable

On June 3, 2024, the Company entered into a secured promissory note agreement with a third party for a principal amount of $280,185. The note bears interest at the lesser of (i) the maximum rate permitted by law or (ii) 6.00% per annum. Interest is payable monthly, beginning on the first day of the month following the issuance date. The note matures on June 1, 2028, unless accelerated upon a financing or sale event, as defined in the agreement. The note is secured by a lien under a separate Security Agreement and may be prepaid at any time without penalty. Proceeds from the loan are restricted to the purchase of materials, equipment, and inventory, and may not be used for consumer purposes or in violation of applicable law. The balance of the loan was $248,978 as of December 31st, 2024.

Debt Summary

				For the Year Ended December 2024			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Convertible Note	200,000	10.00%	2038	6,810	186,056	192,866	-
Notes Payable	280,185	6%	2028	60,941	188,037	248,978	-
Revenue-based Financing	170,000	N/A	2025	23,263	-	23,263	-
Equipment Financing	656,460	8.74% - 15.75%	2026 - 2029	104,922	468,588	573,510	-
Total				195,937	842,680	1,038,617	-

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	195,937
2026	172,673
2027	172,673
2028	177,887
2029	160,632
Thereafter	158,814

NOTE 6 – EQUITY

The Company is a multi-member LLC with two classes of ownership interest: Common and Preferred Units. Profits and losses are allocated to members in accordance with the Operating Agreement.

The Company has authorized 2,000,000 Common Units with its most recent price of $8.50 per unit. A total of 969,772 were issued and outstanding as of December 31, 2024.

Voting: Holders of Common Units are entitled to one vote per unit.

Dividends: Holders of Common Units are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,000,000 of Preferred Units with its most recent price of $8.50 per unit. A total of 175,424 were issued and outstanding as of December 31, 2024.

Voting: Holders of Preferred Units are entitled to one vote per unit.

Dividends: Holders of Preferred Units are entitled to receive dividends when and if declared by the Board of Directors.

Liquidation Preference: In the event of any liquidation or sale of the Company, the holders of Preferred Units are entitled to receive the full amount of their original investment prior to, and in preference to, any distribution to the holders of Common Units.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 18, 2025, the date these financial statements were available to be issued.

The Company issued 60,741 units for $475,019.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, incurred negative working capital, and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Supplier Concentration

Supplier concentration risk refers to the potential vulnerability an entity faces when there is a high level of dependence upon a limited number of suppliers for its goods, raw materials, or services. A change in suppliers may lead to operational disruption and a possible loss of sales. The Company currently sources all of its buckwheat, the primary ingredient used in its product, from 1 mill and 5 farms. The mill sources buckwheat from multiple farms through the US Midwest. The Company is working with two sources and is contracting out its buckwheat each year to ensure that it has an adequate supply of this key ingredient. The Company's management continues to monitor this concentration and believes there is no immediate risk of production instability.